53 South Avenue
Burlington, Massachusetts 01803

July 15, 2019

VIA CORRESPONDENCE FILING
Office of Beverages, Apparel and Mining
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Keurig Dr Pepper Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 28, 2019
Form 10-Q for Fiscal Quarter Ended March 31, 2019
Filed May 9, 2019
Form 8-K Filed May 9, 2019
File No. 001-33829

Dear Sir or Madam:

This letter confirms the receipt by Keurig Dr Pepper Inc. (the "Company") of the comments provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated July 8, 2019 (the "Comment Letter").

The Company has commenced work on a response to the Comment Letter. However, the personnel involved in preparation of this response are also involved in our second quarter earnings release and Form 10-Q filing for the quarter ended June 30, 2019. Consequently, and as I indicated in a telephone conference with Ms. Suying Li of the Staff on July 12, 2019, we are requesting an additional 20 business days to complete this response. To the extent we are able, we will work to address the Staff’s comments in our second quarter Form 10-Q filing. Absent your response denying this request, the Company will be filing a response to your comment letter on or before August 16, 2019.
If you should have any questions or comments, please contact the undersigned at 972-673-7459 or by e-mail at jim.baldwin@kdrp.com or Ozan Dokmecioglu at 781-418-8038 or by e-mail at ozan.dokmecioglu@kdrp.com.

Keurig Dr Pepper Inc.
/s/ James L. Baldwin

James L. Baldwin
Chief Legal Officer,
General Counsel and Secretary
cc: Mr. Ozan Dokmecioglu, Chief Financial Officer
cc: Skadden, Arps, Slate, Meagher & Flom LLP